Corporación América Airports S.A.

4, rue de la Grêve

L-1643, Luxembourg

January 30, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Laura Nicholson

Office of Transportation and Leisure

Re:	Corporación América Airports

Withdrawal of Acceleration Request – Registration Statement on Form F-1

File No. 333-221916

Dear Ms. Laura Nicholson,

Reference is made to our letter, filed as correspondence via EDGAR on January 26, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, January 30, 2018, at 4:00 p.m. (ET). Based on our telephonic advice to you through our counsel earlier today, the Company is no longer requesting that such Registration Statement be declared effective at such time and date and we hereby formally withdraw our request for acceleration at the aforementioned effective date.

Considering the above withdrawal and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned Registration Statement on Form F-1, in order that the Registration Statement shall become effective at 4:00 p.m. (ET) on Wednesday, January 31, 2018, or as soon thereafter as practicable.

The Company hereby authorizes Marc M. Rossell of Greenberg Traurig, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed by calling Mr. Rossell at 212-801-6416.

Very truly yours,

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Legal Manager

By:	/s/ Raúl Guillermo Francos
Name:	Raúl Guillermo Francos
Title:	Chief Financial Officer